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Exhibit 4.41

The Bank of Nova Scotia 40 King Street West Scotia Plaza, 62nd Floor Toronto, Ontario M5W 2X6	ABN AMRO Bank N.V. 79 Wellington Street West 15th Floor Toronto, Ontario M5K 1G8

CONFIDENTIAL

August 10, 2007

Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, Ontario
M5H 3S5

Attention: Charles Main, Chief Financial Officer

Re:	Commitment Letter—U.S. $300,000,000 Senior Secured Credit Facility in favour of Yamana Gold Inc. (the "Borrower")

You have advised Scotia Capital (together with The Bank of Nova Scotia, "Scotiabank") and ABN AMRO Bank N.V. ("ABN" and, together with Scotiabank, the "Lead Arrangers") that the Borrower has taken steps to acquire all of the issued and outstanding shares in the capital of Northern Orion Resources Inc. ("Northern") and Meridian Gold Inc. ("Meridian") (collectively, the "Acquisitions").

You have further advised us that, in connection with the Acquisitions and cancellation of all of the credit facilities established under the Existing Credit Agreement (as defined in the Term Sheet, as hereinafter defined), the Borrower is interested in obtaining the credit facility (the "Credit Facility") described in this commitment letter and in the term sheet attached hereto (the "Term Sheet") (this commitment letter and the Term Sheet being referred to herein collectively as this "Commitment Letter"). In connection with the foregoing, you have requested that Scotiabank and ABN each commit to underwrite 50% of the principal amount of the Credit Facility as contemplated herein and to agree to arrange and syndicate the Credit Facility.

As used herein, the term "Transaction" shall collectively refer to the Acquisitions, the borrowings under the Credit Facility and the cancellation of the Existing Credit Agreement. All other capitalized terms used herein which are not otherwise defined herein shall have the meanings ascribed thereto in the Term Sheet.

Scotiabank is pleased to advise (a) that it agrees to act as administrative agent, lead arranger and joint bookrunner in respect of the Credit Facility and (b) of its several commitment to underwrite, upon and subject to the terms and conditions set forth in this Commitment Letter and the Fee Letters (as hereinafter defined), 50% of the principal amount of the Credit Facility. ABN is pleased to advise (a) that it agrees to act as syndication agent, joint bookrunner and lead arranger and (b) of its several commitment to underwrite, upon and subject to the terms and conditions set forth in this Commitment Letter and the Arranger Fee Letters (as hereinafter defined), 50% of the principal amount of the Credit Facility.

By your signature below, the Borrower acknowledges and agrees that, unless otherwise agreed to by the Borrower and the Lead Arrangers, no other arrangers, managers or agents will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated herein, in the Term Sheet or in the Fee Letters) will be paid in connection with the Credit Facility. The Lead Arrangers agree to consult with the Borrower and to act reasonably in considering the appointment of other arrangers, managers or agents and awarding of titles to the extent appropriate to do so to facilitate syndication of the Credit Facility.

The Lead Arrangers' commitments hereunder are subject to (a) the fulfilment of the terms and conditions set forth herein, in the fee letters of even date herewith between the Lead Arrangers and the Borrower (collectively, the "Arranger Fee Letters") and in the Term Sheet and (b) the Lead Arrangers' reasonable satisfaction that, prior to and during the syndication of the Credit Facility, there shall be no competing issues of debt securities or commercial bank or other credit or bank facility of the Borrower or its subsidiaries being offered, placed or arranged, in each of which events the Lead Arrangers reserve their right to either terminate their respective commitments hereunder (and thereafter have no other or further obligations hereunder or in connection with the Credit Facility) or to propose alternative financial amounts or structures that assure adequate protection for the Lead Arrangers and the Lenders. Scotiabank's commitments hereunder are further subject to the fulfillment of the terms and conditions in the fee letter of even date herewith between Scotiabank and the Borrower (the "Agent Fee Letter" and, together with the Arranger Fee Letters, the "Fee Letters").

It is the Lead Arrangers' intent to solicit commitments from other financial institutions in an amount sufficient to allow the Lead Arrangers to achieve their respective desired hold level of 20% each with respect to the Credit Facility. The Lead Arrangers will manage all aspects of the syndication and will make decisions, after consultation with the Borrower, as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted and the allocations of the commitments among the Lenders.

In that regard, the Borrower agrees to actively assist the Lead Arrangers in all commercially reasonable respects in the syndication of the Credit Facility, which assistance will require, among other things, that the Borrower provide all information the Lead Arrangers deem to be reasonably necessary to successfully complete the syndication. You hereby represent and covenant that, to the best of the Borrower's knowledge, all factual information (the "Information") that has been or will be made available to the Lead Arrangers by the Borrower or on the Borrower's behalf with respect to the Borrower, its subsidiaries and with respect to the Transaction is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. The Borrower acknowledges that, in arranging and syndicating the Credit Facility, the Lead Arrangers will use and rely on the Information without independent verification thereof.

In addition, the Borrower agrees to make certain members of its management, as well as, to the best of the Borrower's ability, the Borrower's consultants and advisors, available during regular business hours to answer questions regarding the Transaction, to review and assist in the preparation of a confidential information memorandum or memoranda to be used in connection with the syndication of the Credit Facility, to meet with prospective Lenders and to use your commercially reasonable efforts to ensure that the Lead Arrangers' syndication efforts benefit from the Borrower's lending and investment banking relationships.

The Borrower acknowledges that the Lead Arrangers or their respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons that may have conflicting interests from the Borrower's regarding all or any portion of the Transaction or otherwise, and the Lead Arrangers shall not use confidential information obtained from the Borrower (or on the Borrower's behalf) in connection with the performance by them of services for other persons, nor will the Lead Arrangers furnish any such confidential information to other persons. The Borrower acknowledges that the Lead Arrangers have no obligation to use, in connection with the Transaction or otherwise, or to furnish to the Borrower, confidential information obtained from or on behalf of other persons.

The commitments and undertakings of the Lead Arrangers hereunder are subject to:

  (a)
  the absence of any change in loan syndication, financial or capital market conditions generally that, in the Lead Arrangers' judgment, would materially impair syndication of the Credit Facility; and

  (b)
  the Borrower's compliance with the terms of this Commitment Letter and the Fee Letters.

The Borrower hereby agrees (i) to indemnify and hold harmless the Lead Arrangers, the Lenders and each of their respective affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "Indemnified Person") from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such persons may become subject arising out of or relating to any claim or any litigation or other proceeding in connection with this Commitment Letter, the Fee Letters, the Transaction, the Credit Facility or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such Indemnified Persons is a party thereto, and to reimburse each of such Indemnified Persons upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they result from the gross negligence or wilful misconduct of such Indemnified Person (it being understood that the foregoing is not intended to cover claims to the extent relating to disputes among Lenders or claims by the Borrower or a guarantor with respect to a breach of the Lead Arrangers' or Lenders' respective obligations under this Commitment Letter), and (ii) to reimburse the Lead Arrangers and each Lender on the date of execution and delivery of the definitive credit, guarantee and security documentation (the "Credit Documentation") establishing and securing the Credit Facility (the "Closing Date"), if it occurs, or on such date as the commitments hereunder are terminated by or on behalf of the Borrower and thereafter from time to time, upon presentation of a summary statement, for all reasonable and documented out-of pocket expenses (including but not limited to the Lead Arrangers' syndication (including printing, distribution and bank meetings) expenses, travel expenses and reasonable fees, disbursements and other charges of legal counsel, in each case incurred (whether before or after the date hereof) in connection with the Credit Facility and the preparation of this Commitment Letter, the Fee Letters and the Credit Documentation or the administration, interpretation, amendment, modification or waiver hereof or thereof, regardless of whether any of the transactions contemplated hereby is consummated or the commitments or undertakings of the Lead Arrangers hereunder expire or are terminated. The Borrower further agrees that (i) none of the Lead Arrangers nor the Lenders shall have any liability for claims, liabilities, damages, losses or expenses, including legal fees, incurred by the Borrower in connection with the commitments hereunder or services rendered by them in connection therewith except to the extent they are determined by final judgment of a court of competent jurisdiction not subject to further appeal to result from a breach by them of their commitments under this Commitment Letter or their own gross negligence or wilful misconduct, as applicable, and (ii) none of the Lead Arrangers nor the Lenders shall have any liability to the Borrower or its subsidiaries or any other person on any theory of liability for special, indirect, consequential or punitive damages (as opposed to, immediate, direct, actual damages) arising out of, in connection with, or as a result of, this Commitment Letter. The provisions contained in this paragraph shall remain in full force and effect notwithstanding the termination of this Commitment Letter or the commitments hereunder, but shall be terminated and superseded by the indemnities in the Credit Documentation upon the execution thereof.

The Borrower also agrees to pay all costs and expenses of each of the Lead Arrangers and the Lenders (including, without limitation, reasonable fees and disbursements of legal counsel) incurred in connection with the enforcement of any of their rights and remedies hereunder.

This Commitment Letter, the Term Sheet and the Fee Letters are delivered to you with the understanding that none of them, nor the substance thereof, shall be disclosed to any third party without our prior written consent, except to your legal counsel, financial advisors or accountants on a confidential and need-to-know basis or as required by law or any court or governmental agency (and in each such event of permitted disclosure as required by law or compulsory legal process, the Borrower agrees, to the extent permitted by law, to promptly inform the Lead Arrangers). This Commitment Letter and the Term Sheet, together with the Fee Letters, constitute the entire understanding among the parties hereto with respect to the subject matter hereof and supersede any prior agreements, written or oral, with respect thereto. This Commitment Letter and the Term Sheet shall be governed by and construed in accordance with the laws of the Province of Ontario.

This Commitment Letter shall not be assignable by the Borrower without the prior written consent of the Lead Arrangers (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by the Borrower and the Lead Arrangers. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission or email transmission (in pdf format) shall be effective as delivery of a manually executed counterpart hereof. The obligations of the Lead Arrangers hereunder are their several obligations.

If the Borrower agrees with the foregoing, please sign and return to the Lead-Arrangers (except in the case of the Agent Fee Letter, only to Scotiabank) (i) the enclosed copy of this Commitment Letter, together with the attached Term Sheet, and (ii) the Fee Letters, together with all payments due thereunder, by no later than 5:00 p.m. (Toronto time) on August 10, 2007. The Co-Lead Arrangers' commitments will expire and be withdrawn at that time unless (i) an executed copy of this Commitment Letter signed by the Borrower, together with the attached Term Sheet, has been delivered to the Lead Arrangers and (ii) an executed copy of each Fee Letter signed by the Borrower, together with all payments due thereunder, have been delivered to Scotiabank; provided, however, notwithstanding such expiry and withdrawal, the reimbursement, indemnification and confidentiality provisions contained herein shall survive any such termination. We look forward to working with you.

[The remainder of this page is intentionally left blank.]

Yours very truly,

THE BANK OF NOVA SCOTIA		ABN AMRO BANK N.V.
By:	/s/ David Konarek David Konarek Managing Director	By:	/s/ A.P. Jones A.P. Jones Chief Financial Officer
By:	/s/ Michael Eddy Michael Eddy Director	By:	/s/ Michael Quinn Michael Quinn Vice President
Agreed to and Accepted this 10th day of August, 2007.
YAMANA GOLD INC.
		By:	/s/ Charles B. Main Name: Charles B. Main Title: Chief Financial Officer and VP, Finance
		By:	Name: Title:

TERM SHEET
US$300,000,000 SENIOR SECURED CREDIT FACILITY

        This term sheet summarizes the material terms and conditions of the referenced credit facility; it is not exhaustive as to the terms and conditions which would be contained in definitive credit, guarantee and security documentation; the Lead Arrangers' commitments will be subject to negotiation and execution of such definitive credit, guarantee and security documentation in form and substance satisfactory to the Borrower and the Lead Arrangers and their legal counsel. This term sheet forms part of and is incorporated by reference into the commitment letter to which it is attached, such commitment letter with this term sheet attached being collectively referred to herein as the "Commitment Letter". Unless otherwise defined, capitalized terms used in this Term Sheet have the meanings ascribed thereto in the Commitment Letter.

Borrower:	Yamana Gold Inc. (the "Borrower")
Guarantors:
Guarantees from subsidiaries of the Borrower, Northern Orion Resources Inc. ("Northern") and Meridian Gold Inc. ("Meridian"), with respect to Chapada, Sao Francisco, El Peñón and Alumbrera mines as per the "Security" section set forth below. The guarantees with respect to the El Peñón and Alumbrera mines shall be established on, or within 60 days of, the Closing Date. The Borrower and Guarantors are collectively referred to as the "Obligors".
Security:
Substantially similar security package to that which supports Yamana's U.S.$300,000,000 credit agreement of December 31, 2006 (as amended to the date hereof, the "Existing Credit Agreement") other than security over inter-company loans and risk management agreements. For certainty, the security package shall not include a pledge of or charge on any assets (including, for certainty, equity interests) that are subject to any joint venture or participation agreement but shall include an upstream guarantee from, and pledge of shares in, the subsidiaries that own/operate the El Peñón, Sao Francisco, Chapada and Alumbrera mines, together with an upstream guarantee from any subsidiary which directly owns such operating subsidiaries. The intention of this approach is to eliminate the requirement for any subsidiary intermediate holding company to become a secured Guarantor. The pledge by the Borrower of all of the issued and outstanding shares in the capital of the Guarantors which own/operate the El Peñón and Alumbrera mines shall be completed on, or within 60 days of, the Closing Date. The shares of Northern and Meridian shall be pledged by the Borrower at the time of their acquisition. All such shares pledged shall be released upon receipt of the guarantees and pledged shares with respect to the El Peñón and Alumbrera mines.

Lead Arranger, Administrative Agent and Joint Bookrunner:	The Bank of Nova Scotia ("Scotiabank" or the "Agent")
Lead Arranger, Syndication Agent and Joint Bookrunner:	ABN AMRO Bank N.V. ("ABN")
Co-Documentation Agents:	To be determined.
Credit Facility:	A revolving term credit facility of up to US$300,000,000.
Co-Underwriting and Commitment:
Scotiabank and ABN are each willing, on a several basis, to underwrite 50% of the Credit Facility with a targeted hold for each Lead Arranger of up to 20% each of the Credit Facility after syndication thereof.
Lenders:	Scotiabank, ABN together with a syndicate of lenders (collectively, the "Lenders")
Purpose:	Proceeds of the Credit Facility may be used to partially finance the Transaction and may otherwise be used for general corporate purposes.
Maturity and Term:	5 years from the Closing Date (bullet repayment at maturity)
Availability / Repayment / Amortization:	Subject to satisfaction of the initial and ongoing Conditions Precedent provisions outlined below, the Credit Facility shall be available at all times.
Voluntary Prepayment:	Voluntary prepayments are permitted under the Credit Facility without penalty. LIBOR breakage costs shall, however, be for the account of the Borrower.
Availments:
The Borrower may, at its option, obtain advances under the Credit Facility by way of letters of credit, bankers' acceptances and loans in Canadian or US dollars and would also be able to borrow by way of overdrafts in Canadian or US dollars in an aggregate amount of up to US$25,000,000.
Pricing:
The applicable drawn and un-drawn margin for the Credit Facility shall be subject to the pricing grid that is attached hereto as Schedule "A". For the period from and including the Closing Date to the date which is six months thereafter, the applicable margin shall be pegged at Level IV. After the afore-mentioned six-month period, the applicable margin for both drawn and un-drawn amounts shall be based on the applicable margin in the pricing grid as determined by a ratio of Consolidated Net Debt to Consolidated EBITDA (the definition of Net Debt to be negotiated and mutually agreed upon).

Conditions Precedent to First Drawdown Under the Credit Facility:
Usual and customary for transactions of this type (together with such other conditions precedent as the Lenders, acting reasonably, may consider to be necessary or advisable in the circumstances), including, without limitation, the following:
(i)
Lead Arrangers' satisfaction with all terms and conditions of the offering memoranda or other offering documents issued by the Borrower in connection with Acquisitions, including but not limited to the aggregate amount of the consideration to be paid in cash for the Acquisitions;
(ii)
A full legal due diligence review (which, for certainty, shall not include technical due diligence related to the mining operations of the Borrower, the Guarantors, Northern or Meridian) into all matters relating to the Transaction;
(iii)
Subject to the documentation expressly contemplated herein to be executed and delivered within 60 days of the Closing Date, execution and delivery of the Credit Documentation and the delivery to the Administrative Agent of all collateral contemplated therein including, without limitation, all shares of the Guarantors;
(iv)	Payment of all fees and expenses payable to the Lenders under the Credit Documentation and the Fee Letters;
(v)
Legal opinions from counsel to the Borrower and the Guarantors in connection with, inter alia, the enforceability of the Credit Documentation, in form and substance satisfactory to the Lenders and their counsel;
(vi)
Nothing shall have occurred (nor shall the Lenders have become aware of any facts not previously known) which the Lenders shall determine, in their sole and absolute discretion, is reasonably likely to have a material adverse effect on; (a) the business, property, assets, liabilities, conditions (financial or otherwise) of the Obligors taken as a whole, from June 30, 2007 and (b) the rights and remedies of the Lenders or on the ability of the Obligors, taken as a whole, to perform their obligations to the Lenders under the Credit Documentation;

(vii)
All necessary governmental, shareholder and third party approvals, acknowledgements, directions, consents and agreements have been given, and all relevant laws have been complied with, in respect of the Transaction and the Credit Documentation; and
(viii)
All necessary registrations with respect to the collateral security executed and delivered on the Closing Date have been completed and all necessary lien searches have been completed or arranged for in all appropriate jurisdictions.
	(ix)	At least 66 2/3% of the shares in the capital of both Northern and Meridian shall have been acquired by the Borrower or otherwise tendered in connection with the applicable Acquisition;
(x)
The Borrower shall have repaid and terminated the Existing Credit Agreement together with all guarantee and security documentation delivered in connection therewith or satisfactory arrangements made therefor concurrent with the initial drawdown under the Credit Facility; and
(xi)
Meridian's US$300,000,000 credit facility shall have been repaid and terminated together with all security and guarantees granted in connection therewith provided, however, that if such repayment and termination is not possible at the time of first drawdown under the Credit Facility, the Borrower shall covenant to not utilize such facility and to terminate such documentation within 60 days of first drawdown under the Credit Facility.
Conditions Precedent to all Borrowings:	(i)
No Default or Event of Default (substantially as such terms are defined in the Existing Credit Agreement) or event which would constitute a Default or an Event of Default with the giving of notice or the passage of time, either prior to or after giving effect to such borrowing, shall have occurred;
	(ii)	Provision of a notice of borrowing in accordance with the Credit Documentation; and
	(iii)	Each representation and warranty in the Credit Documentation shall be true and correct in all material respects at the time.
Representations and Warranties:	Customary representations and warranties appropriate for a transaction of this nature and similar to those in the Existing Credit Agreement.

Financial Covenants:	Ratio of total Consolidated Net Debt to Consolidated EBITDA (on a trailing 12-month basis) not to exceed 3:1.
Tangible net worth not to be less than an amount to be determined.(1)

(1)
The business agreement is that the financial covenant thresholds will be established based on a percentage (to be agreed, but will be in the range of 70 to 80%) of the pro-forma balance sheet for the new combined company. It also agreed that the selected level will take into consideration the accounting effect of "accumulated other comprehensive income".

Ratio of total Consolidated Net Debt to tangible net worth (such ratio to be negotiated and mutually agreed upon) not to exceed an amount to be determined.
Non-Financial Covenants:	Customary covenants appropriate for a transaction of this nature and similar to those in the Existing Credit Agreement, including, but not limited to the following:
Positive Covenants
	(i)	Payment of obligations, including taxes;
	(ii)	Maintenance of properties; insurance coverage;
	(iii)	Covenant compliance, and other reporting;
	(iv)	Environmental indemnity;
	(v)	Compliance with all applicable laws;
	(vi)	Conduct of business; maintenance of corporate existence;
	(vii)	Use of proceeds substantially as described in the Commitment Letter;
	(viii)	Financial reporting and such other statements, reports and information reasonably requested by the Lenders; and
(ix)
Compliance with the undertakings under the Letter of Undertaking (as defined in the Existing Credit Agreement) within six months of the existing deadlines as set forth therein (or such longer period as may be mutually agreed upon).
Negative Covenants
(i)
No mergers, acquisitions, consolidations and investments outside of the Obligor group unless, in respect of any such acquisition, consolidation or investment, there exists no Event of Default either prior or subsequent to such activity and the subject target entity is in the mining industry, with other exceptions as may be mutually agreed upon;

	(ii)	Limitation on liens subject to permitted liens to be mutually agreed upon;
	(iii)	Limitation on related-party, non-arms length transactions;
	(iv)	Limitation asset dispositions subject to exceptions for dispositions where all net proceeds are applied in reduction of the NRT Facility and other exceptions to be mutually agreed upon;
(v)
Limitation on indebtedness, advances and guarantees of the Obligors outside of the Credit Documentation subject to exceptions and a basket to be mutually agreed upon coupled with the afore-mentioned limitation on liens;
	(vi)	No distributions and dividends unless there exists no Event of Default either prior or subsequent to such dividend or distribution;
(vii)
All inter-company indebtedness for borrowed money owing by the Obligors to be subordinated and postponed, upon the occurrence and during the continuance of a Default, to the obligations under the Credit Documentation;
	(viii)	Limitation on the change in the nature of business; and
	(ix)	Prohibition on sale/leaseback transactions with non-Obligors.
Events of Default:	Customary events of default (similar in nature to those in the Existing Credit Agreement), including, but not limited to the following:
	(i)	Failure to pay principal under the Credit Documentation when due;
	(ii)	Failure to pay when due any amounts other than principal under the Credit Documentation which is not remedied within 2 business days after notice of breach thereof is provided to the Borrower;
	(iii)	Breach of any covenant (other than related to payments) which is not remedied within 25 business days after notice of breach thereof is provided to the Borrower;

(iv)
Security is (i) invalid, (ii) unenforceable or (iii) the Borrower is in default of its obligations to, or to cause the other Obligors to, execute and deliver all such agreements and to do all such other acts and things as the Administrative Agent may require to remedy the problem;
	(v)	Representations or warranties being false in any material respect when made;
	(vi)	Breach or default in payment or performance of any material contract or material obligation in excess of US$25,000,000;
	(vii)	Any change in control of the Borrower without the consent of the Majority Lenders not to be unreasonably withheld;
	(viii)	A judgement, execution or similar process subject to a threshold to be mutually agreed upon;
(ix)
A material adverse change in the Obligors' ability to perform their respective obligations under the Credit Documentation, including as a result of a change in its ability to sell gold or copper, or to convert Brazilian real to United States dollars;
	(x)	Bankruptcy or insolvency of an Obligor or an Obligor's ceasing to carry on business; and
	(xi)	Failure to achieve final completion of the Chapada Project (as defined in the Existing Credit Agreement) on or before December 31, 2007.
Documentation:	A credit agreement, security agreement and other documentation in form and substance satisfactory to the Lead Arrangers.
Expenses:
The Borrower shall pay all fees (including but not limited to all legal, consulting and documentation fees) and expenses incurred by the Lead Arrangers in connection with the preparation of the Credit Documentation, the Commitment Letter and the Fee Letters, the Lead Arrangers' due diligence review, as well as the expenses of the Lead Arrangers in connection with the enforcement of its rights regardless of whether or not the Credit Documentation is executed or any amounts are advanced thereunder.
Value Added Taxes, Notary Fees, Stamp Duties, Withholding Taxes:	For the Borrower's account.

Indemnities:
The Lead Arrangers, the Administrative Agent and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) shall have no liability for, and shall be indemnified and held harmless against, any loss, liability, cost or expense incurred in respect of the financing contemplated hereby (including, for certainty, for any environmental matters, taxes or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or wilful misconduct of an indemnified party)).
Assignment:
No Obligor shall be permitted to assign all or any portion of its rights or obligations under the Credit Documentation without the prior written consent of the Administrative Agent and the Lenders. A Lender may assign or otherwise transfer its rights and obligations under the Credit Documentation (i) with the prior written consent of the Administrative Agent and the Borrower (such consents not to be unreasonably withheld and provided that the consent of the Borrower shall not be required at any time that an Event of Default has occurred and is continuing) and (ii) without the consent of the Guarantors.
Market Flex:	As set forth in the Arranger Fee Letters.
Governing Law:	Canada/Province of Ontario and other jurisdictions as applicable.
Majority Lenders:
Majority Lenders will constitute those Lenders representing at least 66 2/3% of the total outstanding loans or commitments, as the case may be. The consent of all of the Lenders shall be required with respect to certain customary issues.

SCHEDULE "A"

PRICING APPENDIX

DRAWN PORTION

Level	Total Consolidated Net Debt to Consolidated EBITDA**	LIBOR / LC RATE** BA STAMPING FEE** (bps)	PRIME RATE** / BASE RATE** (bps)	STANDBY FEE (bps)
I	<0.5x	95	Flat	20
II	≥0.5x to <1.0x	110	10	25
III	≥1.0x to <1.5x	125	25	30
IV	≥1.5x to <2.0x	135	35	35
V	≥2.0x	150	50	40

        **[NTD: Such terms to be defined]

The Bank of Nova Scotia 40 King Street West Scotia Plaza, 62nd Floor Toronto, Ontario M5W 2X6	ABN AMRO Bank N.V. 79 Wellington Street West 15th Floor Toronto, Ontario M5K 1G8

CONFIDENTIAL

September 19, 2007

Yamana Gold Inc.
150 York Street
Suite 1102
Toronto, Ontario
M5H 3S5

Attention: Charles Main, Chief Financial Officer

Re:    Commitment Letter—U.S. $300,000,000 Senior Secured Credit Facility in favour of Yamana Gold Inc. (the "Borrower")

        Reference is made to the commitment letter dated August 10, 2007 between the Borrower, The Bank of Nova Scotia and ABN AMRO Bank N.V. (said commitment letter, together with the term sheet referred to therein, the "U.S. $300,000,000 Commitment Letter"). Paragraph (ix) of the Section entitled "Conditions Precedent to First Drawdown Under the Credit Facility" of the Term Sheet is hereby deleted in its entirety and replaced by the following:

  (ix)
  100% of the shares in the capital of Northern and greater than 50% of the shares in the capital of Meridian shall have been acquired by the Borrower or otherwise tendered in connection with the applicable Transaction;

        All capitalized terms used herein shall have the meaning ascribed thereto in the Commitment Letter.

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Yours very truly,

THE BANK OF NOVA SCOTIA		ABN AMRO BANK N.V.
By:	/s/ E. Ivanov Name: Evan Ivanov Title: Associate	By:	/s/ Albert P. Jones Name: Albert P. Jones Title: C.O.O. & C.F.O.
By:	/s/ Bob Deol Name: Bob Deol Title: Associate	By:	/s/ Michael D. Quinn Name: Michael D. Quinn Title: Vice President
Agreed to and Accepted this 19th day of September, 2007.
YAMANA GOLD INC.
		By:	/s/ Charles B. Main Name: Charles B. Main Title: Chief Financial Officer and VP, Finance
		By:	Name: Title:

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TERM SHEET US$300,000,000 SENIOR SECURED CREDIT FACILITY
SCHEDULE "A" PRICING APPENDIX